UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On May 20, 2025, Oatly Group AB (publ) published a report announcing the results of its annual general meeting held on the same date, a copy of which is furnished as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Oatly Group AB, dated May 20, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oatly Group AB

Date: May 20, 2025	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer